UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number          333-49153

National Bank of Canada

(Exact name of registrant as specified in its charter)

600 de la Gauchetière West, Montreal, Quebec H3B 4L2
 Attention: Sophie Clermont, Senior Manager & Assistant Secretary (514) 394-8495

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.45% Non-cumulative First Preferred Shares Series Z

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☐ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☐ ☐ ☐ ☐ ☒

Approximate number of holders of record as of the certification or notice date:        None

     Pursuant to the requirements of the Securities Exchange Act of 1934 National Bank of Canada has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: August 14, 2003	By: /s/ Sophie Clermont
Name: Sophie Clermont Title: Senior Manager & Assistant Secretary